
January 19, 2023

Yishai Cohen
Chief Executive Officer
Landa App 2 LLC
6 W. 18th Street
New York, NY 10011

> **Re: Landa App 2 LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 11**
> **Filed January 5, 2023**
> **File No. 024-11648**

Dear Yishai Cohen:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 11 on Form 1-A POS filed January 5, 2023

Description of the Properties
Loans
Refinance Notes
New Series, page 58

1. We note your disclosure that each New Series will pay down, or otherwise discharge, the outstanding balance of its Acquisition Note, in part, with the proceeds received in exchange for a Refinance Note bearing interest at current market rates. Please tell us if the expected interest rates will be disclosed in your offering circular prior to qualification. In addition, please tell us how you determined it was unnecessary to reflect the expected change in interest expense, if any, in your pro forma financial information.

General

2. We note the reduced maximum offering proceeds and footnote 6 added to the table on page 37, including the reference to potentially lower appraisals and reduced amounts the Refinance Lender is willing to lend. You also refer the reader to Management's Discussion and Analysis for more information; however, we are unable to locate such added disclosure. Please revise Management's Discussion and Analysis to address trends in property values and leasing and the information in footnote 6, and revise Risk Factors to address the risks associated with a series holding significantly more debt due to the failure to discharge the Acquisition Note.

3. Please revise to disclose the details of the various "free stock" programs that are referenced in the Form 1-A filed by Landa App.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger